UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File No. 333-118901

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

THE KNOLL RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KNOLL, INC

1235 Water Street

East Greenville, PA 18041

The Knoll Retirement Savings Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

To the Knoll Retirement Plans Administration Committee:

We have audited the accompanying statements of assets available for benefits of The Knoll Retirement Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Putnam Fiduciary Trust Company and State Street Bank and Trust Company, the trustees of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan’s 2003 financial statements, except for comparing the information provided by the trustees, which is summarized in Note 3, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan’s financial statements as of and for the year then ended December 31, 2003. The form and content of the information included in the 2003 financial statements, other than that derived from the information certified by the trustees have been audited by us and, in our opinion, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2004, and the changes in its assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit of the Plan’s financial statements as of and for the year ended December 31, 2004, was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements for the year ended December 31, 2004, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/    Ernst & Young LLP

Philadelphia, Pennsylvania

June 16, 2005

The Knoll Retirement Savings Plan

Statements of Assets Available for Benefits

	December 31
	2004	2003
Assets
Investments, at fair value	$188,769,909	$173,581,002
Employer contributions receivable	506,942	518,331

Assets available for benefits	$189,276,851	$174,099,333

See accompanying notes.

The Knoll Retirement Savings Plan

Statements of Changes in Assets Available for Benefits

	Year ended December 31
	2004	2003
Additions
Investment income:
Interest and dividend income	$4,726,723	$4,416,357
Net appreciation in fair value of investments	8,620,094	18,271,741

	13,346,817	22,688,098
Contributions:
Employer	2,903,832	2,928,992
Participants	9,216,617	9,254,793
Rollovers	132,834	311,623

	12,253,283	12,495,408

Total additions	25,600,100	35,183,506

Deductions
Benefit payments	10,422,582	14,421,466

Net increase	15,177,518	20,762,040
Assets available for benefits:
Beginning of year	174,099,333	153,337,293

End of year	$189,276,851	$174,099,333

See accompanying notes.

The Knoll Retirement Savings Plan

Notes to Financial Statements

December 31, 2004

1.	Description of Plan

The following description of The Knoll Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions. Copies are available from the Knoll Retirement Plans Administration Committee.

General

The Plan is a defined contribution plan covering all U.S. employees of Knoll, Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants can elect to contribute up to 50% of their compensation, as defined, on a pretax basis, after-tax basis, or a combination subject to Internal Revenue Service limitations. Effective July 1, 2003, participants who are over the age of 50 can elect to make catch-up contributions, subject to Internal Revenue Code limitations. Additionally, participants may contribute amounts representing distributions from other qualified plans.

The Company matches 40% up to the first 6% of participant contributions (the “fixed” match) for those participants who are U.S. employees not covered by a collective bargaining agreement. For participants who are U.S. employees covered by a collective bargaining agreement, the Company matches 50% up to the first 6% of participant contributions (the “fixed” match). The fixed Company match is made to the participants’ pretax contributions first, then applied to the participants’ after-tax contributions, if the pretax contributions are less than 6% of pay. In addition, the Company may make discretionary contributions based on the Company’s financial performance (the “performance-based” match) to U.S. non-bargaining participants who (a) are employed on the last day of the Plan year for which the discretionary contribution is made, (b) retire during the Plan year, or (c) die or become disabled during the Plan year. Like the fixed match, the performance-based match is applied to the first 6% of pay contributed. The Company made additional discretionary contributions of approximately $507,000 and $518,000 for the years ended December 31, 2004 and 2003, respectively. U.S. employees covered by a collective bargaining agreement are not eligible for performance-based Company match contributions.

The Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

1.	Description of Plan (continued)

Contributions	(continued)

Upon enrollment, a participant may direct contributions in 1% increments to any of the Plan’s fund options, with the exception of the Knoll Restricted Stock Fund. Participants may change their investment options daily. Certain employer discretionary contributions are invested in the Knoll Restricted Stock Fund. Such discretionary contributions may not be redirected to any of the Plan’s other funds.

Pursuant to an initial public offering which occurred on December 13, 2004, the Company amended the Plan to provide the Knoll Common Stock Fund as one of the Plan’s fund options. However, in no event shall a participant be permitted to make any investment in the Knoll Common Stock Fund if immediately following such investment, the value of the participant’s interest in the Knoll Common Stock Fund exceeds 10% of the value of the participant’s total account balance.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching and discretionary contributions, and an allocation of Plan earnings. The Plan’s administrative expenses, other than those related to the management of investments, are paid by the Company. Expenses related to the management of investments are allocated to each participant’s account. Allocations are based on participant earnings or account balances, as defined in the Plan Agreement. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions to the Plan. The benefit to which a participant is entitled is the vested portion of the participant’s account balance.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of service. A participant is 100% vested after five years of credited service.

The Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

1.	Description of Plan (continued)

Participant Loans

Subject to limitations of the Plan agreement, the Plan may make loans to participants. Principal and interest must be repaid over a period not to exceed four-and-a-half years, unless the loan is used for a residential purchase. Interest rates are established based on the prime rate provided by the Plan’s trustee on the last business day of the calendar quarter preceding or coinciding with the loan request, plus 2%. All loans are collateralized by the participants’ vested account balance in the Plan and are repaid through payroll deductions.

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account. Upon death, disability, or retirement, a participant or beneficiary may elect to receive a lump-sum payment or annual installments over a specified period that does not exceed the longest of ten years, the participant’s life expectancy, or the beneficiary’s life expectancy.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.	Summary of Accounting Policies

Investment Valuation and Income Recognition

The shares of mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The Income Plus Account is stated at fair value. The common/collective trust is valued at net asset value at year-end. The participant loans are valued at their outstanding balances, which approximate fair value. Prior to December 13, 2004, the Knoll Restricted Stock Fund was comprised of shares of stock in Knoll, Inc. that were stated at fair value based upon an independently appraised value. Subsequent to December 13, 2004, the Knoll Restricted Stock Fund and the Knoll Common Stock Fund are valued at the closing price of the Knoll, Inc. common stock on the New York Stock Exchange on the last business day of the plan year.

The Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

2.	Summary of Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.	Investments

During 2004 and 2003, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

	Year ended December 31
	2004	2003
Mutual funds	$8,010,330	$17,485,116
Common/collective trust	721,352	782,414
Equity securities	(110,556)	4,211

	$8,621,126	$18,271,741

Investments that represent 5% or more of the fair values of the Plan’s assets are as follows:

	December 31
	2004	2003
ABN AMRO Income Plus Account	$75,575,019	$73,973,456
Putnam Equity Income Fund CL Y	40,685,362	36,423,222
Janus Fund	20,236,584	20,837,637
George Putnam Fund of Boston CL Y	15,419,415	14,149,794

The Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

3.	Investments (continued)

All 2003 investment information disclosed in the accompanying financial statements including investments held at December 31, 2003, and net appreciation in fair value of investments and interest and dividend income for the year ended December 31, 2003, was obtained or derived from information supplied to the plan administrator and certified as complete and accurate by the trustees.

4.	Nonparticipant-Directed Investments

Information about the assets and the significant components of changes in assets related to the nonparticipant-directed Knoll Restricted Stock Fund (previously the Knoll Stock Ownership Award Fund) is as follows:

	December 31
	2004	2003
Investments, at fair value:
Knoll Stock Ownership Award Fund	$—	$3,580,200
Knoll Restricted Stock Fund	3,248,000	—

	$3,248,000	$3,580,200

At December 31, 2003, the fair value of Knoll, Inc. stock was determined based on an independent third party appraisal. At December 31, 2004, the fair value was based on the closing price of the Knoll, Inc. common stock on the New York Stock Exchange as of the last business day of the plan year.

	Year ended December 31
	2004	2003
Change in net assets:
Net (depreciation) appreciation	$(110,400)	$4,211
Sales	(221,800)	(528,011)

	$(332,200)	$(523,800)

The Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

5.	Transactions with Parties-in-Interest

At December 31, 2004 and 2003, the Plan held investments totaling $3,263,875 and $3,580,200, respectively, in shares of common stock of the Company. During 2004 and 2003, upon termination of employment with the Company, an employee’s respective interest in the Knoll Restricted Stock Fund was required to be liquidated and sold to the Company at an independently appraised value, and the funds redirected to an alternative investment option.

6.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 26, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

Supplemental Schedule

The Knoll Retirement Savings Plan

EIN 13-3873847, Plan 002

Schedule H, Line 4i—

Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost		Current Value
ABN AMRO Income Plus Account	75,575,019 units	**		$75,575,019
Mutual funds:
*Putnam Equity Income Fund CL Y	2,335,554 shares	**		40,685,362
Janus Fund	823,630 shares	*	*	20,236,584
*George Putnam Fund of Boston CL Y	851,431 shares	**		15,419,415
*Putnam International Equity Fund CL Y	339,246 shares	**		8,077,462
Vanguard Extended Market Index Investment	226,548 shares	*	*	7,104,541
Dreyfus Founders Discovery Fund	167,855 shares	*	*	4,829,195

				96,352,559
Common/collective trust:
*Putnam S&P 500 Index Fund	251,409 units	**		7,725,805
Equity securities:
*Knoll Restricted Stock Fund	185,600 shares	$2,598,400		3,248,000
*Knoll Common Stock Fund	907 shares	**		15,875

				3,263,875
*Participant loans	Interest rates ranging from 6% to 11.5%	**		5,852,651

				$188,769,909

*	Party-in-interest to the Plan.

**	Cost is not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Knoll Retirement Plans Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE KNOLL RETIREMENT SAVINGS PLAN

Date: June 29, 2005	By:	/s/ Marcia A. Thompson
Marcia A. Thompson
Vice President – Human Resources

Date: June 29, 2005	By:	/s/ Barry L. McCabe
Barry L. McCabe
Chief Financial Officer